UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 3)*

Helios & Matheson North America Inc.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

000881 10 2
(CUSIP Number)

Navneet S. Chugh, Esq.
The Chugh Firm
15925 Carmenita Road
Cerritos, CA 90703
(562) 229-1220
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    000881 10 2
================================================================================
           1   NAMES OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Helios & Matheson Information Technology, Ltd.
-------------- -----------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)
               (a)    [ x ]
               (b)    [  ]
-------------- -----------------------------------------------------------------
           3   SEC USE ONLY
-------------- -----------------------------------------------------------------
           4   SOURCE OF FUNDS (See Instructions):  WC, OO
--------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION
               India
======================================================================
                                             7   SOLE VOTING POWER
 NUMBER OF SHARES                                1,278,213 (See Item 5)
 BENEFICIALLY OWNED                          -----------------------------------
 BY EACH REPORTING                           8   SHARED VOTING POWER
 PERSON WITH
                                             -----------------------------------
                                             9   SOLE DISPOSITIVE POWER
                                                 1,278,213 (See Item 5)
                                             -----------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 0
====================================================================
         11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,278,213 (See Item 5)
--------------------------------------------------------------------------------
         12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES              (See Instructions)
               |_|
--------------------------------------------------------------------------------
         13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               53.33% (See Item 5)
--------------------------------------------------------------------------------
         14    TYPE OF REPORTING PERSON (See Instructions)
               CO
====================================================================




INTRODUCTION

This Schedule 13DA amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock of Helio & Matheson North America, Inc., initially filed by
Helios & Matheson Information Technology, Ltd., an India corporation ("Helios") on June 15, 2006, as amended on September 12, 2006, (as so amended, the Statement). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

Item 3 Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following new paragraphs immediately after the last paragraph thereof:

On July 16, 2007, Helios purchased 27,917 shares of Issuer common stock for an aggregate amount of $98,875.00 at a purchase price of $5.00 per share.
The acquisition of the shares occurred pursuant to the Stock Purchase Agreement, dated July 16, 2007 among Sanjeev Welling and the Reporting Person, a copy of which is attached hereof as Exhibit 1. The provisions, terms and conditions of the Stock Purchase Agreement is summarized under Item 5 of this Statement.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and supplemented by replacing clause (a) thereof with the following paragraphs:

(a) As of the date of this Statement, the Reporting Person are the direct beneficial owners of 1,278,213 Shares, or approximately 53.33%, of the 2,396,707 Shares that are outstanding (as reported in the Issuers Form 10-Q as of June 30, 2009.

The respective numbers of Shares that are directly beneficially owned by Helios is 1,278,213.

The Reporting Person beneficially owns no Shares other than those reported in this Statement. The beneficial ownership of Shares by the Reporting Person arises solely as a result of their right under the Stock Purchase Agreement to acquire such Shares.

Item 5 of the Statement is hereby amended and supplemented by replacing clause (b) thereof with the following paragraphs:

(b) Assuming the consummation of the purchase of Shares under the Stock Purchase Agreement, following the completion of those acquisitions, the Reporting Person will have the direct power to vote and direct the disposition of the 1,278,213 Shares it acquired.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by inserting the following at the end of the last paragraph thereof:

Stock Purchase Agreement #5

The Reporting Person and Sanjeev Welling entered into a
Stock Purchase Agreement dated July 17, 2007. The Reporting Person will purchase 27,917 shares of common stock for One Hundred and Fifty Three Thousand Five Hundred Forty-Three Dollars and Fifty Cents (USD $153,543.50). The Reporting Person paid the full amount to the Seller.

Item 7 Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by inserting the following at the end thereof:

Exhibit 6 Stock Purchase Agreement, dated as of July 17, 2007, among Helios & Matheson Information Technology, Ltd. and Sanjeev Welling.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  October 16, 2009

                                          /s/ Navneet S. Chugh

--------------------------------------
                                          Name:    Navneet S. Chugh
                                          Title:   Authorized Signatory



Signing in the capacities listed on Schedule A attached hereto and incorporated herein by reference.